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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

         SEC File Number: 000-50661


         CUSIP Number:   Common Stock :73109X 10 4
                         Preferred Stock: 73109X 20 3


(Check one:) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR
         For Period Ended: December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the transition period ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

POLAROID HOLDING COMPANY
---------------------------------
Full Name of Registrant


---------------------------------
Former Name if Applicable

1265 MAIN STREET
---------------------------------
Address of Principal Executive Office (Street and Number)

WALTHAM, MASSACHUSETTS 02451
---------------------------------
City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         On October 12, 2001, Polaroid Corporation (now known as Primary PDC, Inc.) ("Primary PDC") and its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court"). On July 31, 2002, Polaroid Holding Company (f/k/a OEP Imaging Corporation) ("Registrant") acquired (the "Acquisition"), through certain of its subsidiaries, substantially all of Primary PDC's assets and the stock of its foreign subsidiaries pursuant to the Second Amended and Restated Asset Purchase Agreement by and among Registrant, Primary PDC and the subsidiaries of Primary PDC named therein dated as of July 3, 2002 (the "Purchase Agreement"), as amended by Amendment No. 1 to Second Amended and Restated Asset Purchase Agreement by and among Registrant, Primary PDC and the subsidiaries of Primary PDC named therein dated as of July 31, 2002. As partial consideration for the Acquisition, Registrant issued to Primary PDC shares (the "Common Shares") of its Common Stock, par value $0.001 per share, and shares (the "Preferred Shares" and, together with the Common Shares, the "Estate Shares") of its Series A 8.0% Cumulative Compounding Preferred Stock, par value $0.001 per share, some of which Estate Shares were subsequently repurchased by Registrant. The Third Amended Joint Plan of Reorganization of Primary PDC, Inc. (f/k/a Polaroid Corporation) (the "Plan") and its Debtor Subsidiaries and the Official Committee of Unsecured Creditors provides for the distribution of the Estate Shares to certain creditors of Primary PDC. On November 18, 2003, the Bankruptcy Court confirmed the Plan, and the Plan became effective on December 17, 2003. Pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities Exchange Act


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of 1934, as amended (the "Exchange Act"), Registrant may be deemed to have succeeded to the registration under Section 12(g) of the Exchange Act of the common stock of Primary PDC. Registrant is unable to provide the information required by the Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. Registrant anticipates filing the Form 10-K no later than April 14, 2004, although it does not expect that such Form 10-K will include all the financial information required to be contained therein.

PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

              Ira H. Parker                              (781) 386-3238
         -----------------------                        ----------------
                  (Name)                          (Area code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]  Yes*        [ ]  No

                    * Primary PDC may not have filed all required reports during the 12 months preceding the date of this notification.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes         [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant purchased substantially all of the assets of Primary PDC on July 31, 2002. At, the time, Primary PDC was operating as a debtor-in-possession under Chapter 11 of the Bankruptcy Code. Accordingly, the results of operations of Registrant for the year ended December 31, 2003 will differ significantly from the combined results of operations of Registrant and Primary PDC for the year ended December 31, 2002.




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                            Polaroid Holding Company
                      -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 3/30/04                       By:  /s/ William L. Flaherty
                                         ---------------------------------------
                                         William L. Flaherty
                                         Executive Vice President and
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).












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